UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

 X Form C/A: Amendment to Offering Statement

✗ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

The Super Crowd, Inc.

Legal status of issuer

Form

General Stock Public Benefit Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

November 11, 2022

Physical address of issuer

4342 Edgewater Crossing Dr. Jacksonville, FL 32257

Website of issuer

www.thesupercrowd.com

Name of intermediary through which the offering will be conducted

MiTec, PBC (under trade name Crowdfund Main Street)

CIK number of intermediary

0001690300

SEC file number of intermediary

007-00133

CRD number, if applicable, of intermediary

292759

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

6% of proceeds distributed to the issuer plus third-party background checks and escrow service fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Type of security offered

Equity

Price (or method for determining price)

Face value

Target offering amount

$30,000

Oversubscriptions accepted:

☒ Yes

☐ No

Oversubscriptions will be allocated:

☐Pro-rata basis

☒First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$124,000

Deadline to reach the target offering amount

June 30, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

One

Financial summary

	Most recent fiscal year end (2022)
Total Assets	$ 1,000
Cash and Cash Equivalents	-
Accounts Receivable	$ 1,000
Short-term Debt	-
Long-term Debt	$ 343
Revenues/Sales	-
Cost of Goods Sold	-
Taxes Paid	-
Net Income (Loss)	-

The jurisdictions in which the issuer intends to offer the securities

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

ISSUER

THE SUPER CROWD, INC.

Signature: Devin D. Thorpe

Title: Founder / President / Board Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Devin D. Thorpe

Title: Founder / President / Board Member

Date:

Form C
Offering Statement
of

THE SUPER CROWD, INC.

"Super Crowd," "TCSI," the "issuer," the "company," "we," "our," "us")

Stock Offering
("Equity")

Forward-Looking Statement Disclosure

This Form C, including any Exhibits referred to in this offering statement, and the intermediary's website contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C, including any Exhibits referred to in this offering statement, and on the intermediary's website, are based on reasonable assumptions the company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, including the Exhibits referred to in this offering statement, and the information on the intermediary's website, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the company's control), and assumptions. Although the company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the company in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website speaks only as of the date of this Form C. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the company to predict all of them. The company undertakes no obligation to update any forward-looking statement, or other statement in this Form C, including any Exhibits referred to in this offering statement, or on the intermediary's website, whether as a result of new information, future developments or otherwise, including decisions made at the company's option, except as may be required by law.

About this Form C

You should rely only on the information contained in this Form C (including the Exhibits referred to in this offering statement). You should assume that information contained in this Form C (including the Exhibits referred to in this offering statement) is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C (including the Exhibits referred to in this offering statement) does not purport to contain all of the information that may be required to evaluate this offering and any recipient of this Form C should conduct its own independent analysis. The statements of the company contained in this Form C are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained in this Form C is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with this offering described herein and may not be reproduced or used for any other purpose.

Pursuant to Rule 201 of Regulation Crowdfunding (§ 227.201), an issuer offering or selling securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") must disclose the following information.

(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website

The Super Crowd, Inc.	General Stock Corporation and Public Benefit Corp	Delaware	November 22, 2022	4342 Edgewater Crossing Dr. Jacksonville, FL 32257	www.thesupercrowd.com

(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers and their positions with the issuer:

Name	Position(s) at issuer	Time period position(s) at the issuer have been held
Devin Thorpe	Chairman of the Board and CEO/CFO/Secretary	11/22/2022 to present

Principal occupation and employment of directors and officers over the past three years:

Name	Employer	Employer's principal business	Title or Role	Responsibilities	Dates of service
Devin Thorpe	Self-employed	4342 Edgewater Crossing Dr., Jacksonville, FL 53227	New media journalist; Superpowers for Good; Our Solar Electric Trailer Journey	Host podcasts, write newsletters and promote via social media	2012 - present

(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Ownership percentage (pre-raise)
Devin Thorpe	100%

(d) A description of the business of the issuer and the anticipated business plan of the issuer.

The Super Crowd, Inc. (TSCI) fosters the growth of impact crowdfunding through education, training and pitch events for investors and entrepreneurs in collaboration with industry players.

Impact crowdfunding refers to the intersection of investment crowdfunding and impact investing, which overlaps substantially with building community capital.

We believe that industry collaboration will be increased and enhanced by allowing industry players to purchase ownership, share in profits and have a vote in certain key business decisions. This investment crowdfunding offering is intended to facilitate the development of this collaboration.

The events include:

- *Annual Virtual Events.* In 2022, Devin Thorpe, the founder and CEO of TSCI, along with 25 co-host companies and organizations, successfully hosted the inaugural SuperCrowd22 event. SuperCrowd23 is scheduled for May 10-11, 2023. Dozens of speakers and more than a dozen co-hosts have already committed to participate. The annual SuperCrowdXX events feature:
  - Expert keynote addresses
  - Training workshops for in-depth learning
  - Panel discussions of critical issues
  - Networking sessions
  - Live pitch sessions in partnership with a nonprofit
- *Local Popup Events.* Beginning in 2023, TSCI will host local events in cities and towns across the country. Shareholders will be invited to participate in choosing locations. Designed for 50 to 100 participants, popup events will feature expert training, including some provided by Devin Thorpe.

- *Virtual Monthly Sessions*. The virtual monthly sessions may include training, expert interviews, or live pitch sessions in partnership with a nonprofit.

Revenue is generated for all the events primarily through sponsorships. Additional revenue will be generated through ticket sales. The focus on sponsorships is strategic for assuring that the events are affordable to attend.

Collaboration is a founding principle of TSCI. Organizing successful events requires that many people and organizations come together with a shared goal of fostering the growth of impact crowdfunding for community capital.

Devin Thorpe founded TSCI specifically to deepen collaboration by creating affordable ownership opportunities for partnering organizations and individuals. By allowing strategic partners to purchase ownership in TSCI, the interests of the host and participating event sponsors, co-hosts, speakers, and attendees will be further aligned.

Theory of Change

Addressing climate change requires trillions of dollars of annual investment in this decade. Addressing poverty, social justice and global health demands additional capital. In order to attract this capital, capital must be gathered from every corner, including ordinary investors who may not be accustomed to making impact investments via crowdfunding.

Furthermore, countless social entrepreneurs and small business owners require additional capital. These potential issuers often lack the skills, network and understanding required for successful fundraising.

Over the next decade, we believe that the number of investors participating in impact crowdfunding must grow from an estimated 100,000 to 10 million. Averaging $1,000 each, we'd see $10 billion annually invested for impact via crowdfunding. That growth will not just happen. It must be organized and catalyzed by a collection of people and organizations collaborating deliberately.

TSCI seeks to play a pivotal role in activating collaboration, accelerating industry growth by supporting players and making the sorts of strategic connections that occur only at conferences. We hope to make crowdfund investing fun, something millions of ordinary people choose to do.

Please see **Exhibit A**, our Subscription Agreement form, and **Exhibit B,** our certified financials. For further information, please also see **Exhibit C**, our Certificate of Incorporation, **Exhibit D**, our pitch deck, **Exhibit E**, press release for SuperCrowd 2023, **Exhibit F,** the campaign page, and **Exhibit G**, video transcript.

(e) The current number of employees of the issuer.

One.

(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

In deciding whether to participate in this Offering, prospective investors should carefully consider the risks related to purchasing and holding the Shares, including the risks described below. In addition to the risks described below, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Memorandum, potential investors should keep in mind other possible risks that could be important.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration.

AN INVESTMENT IN THE COMPANY IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND EACH INVESTOR SHOULD CAREFULLY READ AND CONSIDER THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COMPANY. THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

We have No Operating History.
We were incorporated on November 22, 2022, and have been operating only since that time. Because we have been operating for only a short period of time, we have not produced a profit. There is no assurance that we will ever produce a profit. As a new enterprise, we are likely to be subject to risks our management has not anticipated. We have limited resources and may not be able to continue operating without the proceeds from this offering. It is possible that the proceeds from this offering and our other resources may not be sufficient for us to continue to finance our operations.

We may Not Have Sufficient Financial Resources to Successfully Compete in the Crowdfunding Event Business.
A number of enterprises host events similar to ours. Despite our goal to collaborate with industry players, including other event hosts, we will be competing with established businesses and organizations that have an operating history, greater financial resources, management experience

and more market share than we have. There can be no assurance that we will be able to compete or capture adequate market share. We will not be profitable if we cannot compete successfully with other businesses.

We Depend on the Services of the Founder, whose Knowledge of the Impact Crowdfunding Space and his Network Within it Would be Difficult to Replace.
Our success depends substantially on the services of Founder and CEO Devin Thorpe. Our business may be harmed if we lose his services and are not able to attract and retain a qualified replacement.

Our Founder will Continue to have Substantial Control over the Company after the Offering.
The founder owns 25,000 shares of common stock, which will represent at least 71% of outstanding common stock following the campaign. Consequently, he will be able to elect all of the directors and control the direction of the Company. Devin received his shares upon founding the company.

The Price of a Share in this Offering is Significantly Higher than the Book Value of the Stock.
If we sell only the minimum number of shares in this offering, the book value per share will be approximately $1.07. This is 8.9% of the offering price for the first $30,000 raised, for example. As a result, investors participating in this offering will incur immediate and substantial dilution. Book value is determined by subtracting liabilities from assets and dividing the answer by the number of outstanding shares.

Because there is No Market for our Common Stock, you May Not be Able to Sell Your Shares.
You may never be able to sell your shares and recover any part of your investment unless we are able to complete a subsequent public offering or we are able to distribute profits, sell the Company for cash or merge with a public company. TSCI is not a good candidate for an IPO.

The Offering Price of our Shares is Arbitrary.
The offering price per share bears no relationship to established value criteria such as net tangible assets or a multiple of earnings per share and, accordingly, should not be considered an indication of the actual value of the Company.

We have not Retained an Independent Party to Sell the Offering, and the Failure of our Founder to Sell the Offering may Result in a Shortage of Operating Funds. The Company is offering our shares on a "best-efforts" basis. We have not contracted with an underwriter, placement agent, or other person to purchase or sell all or a portion of our shares, and there is no assurance that we can sell all or any of the shares.

Dividends Paid by TSCI will be Taxable.

If any dividends are paid by TSCI, they will be taxable income to you. No representation or warranty of any kind is made by TSCI or the officers, directors, or counsel to TSCI or any other professional advisors thereto with respect to any tax consequences of any investment in the stock. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE STOCK.

Dividends May Not Be Paid.
Payment of dividends by TSCI to you as a shareholder may be a primary means by which shareholders earn a financial return on investment. There can be no guarantee that TSCI will ever pay any dividends.

Collaboration May Not Occur.
A key premise for TSCI's growth is that participants in the impact crowdfunding and community capital space will collaborate with each other and TSCI as event sponsors, co-hosts, speakers, and participants; there is no guarantee that companies, organizations and professionals in the space will collaborate.

No Guarantee of Financial Return.
No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment.

No Regulatory Review has been Performed.
Neither the Securities and Exchange Commission nor any state securities regulatory body has reviewed this offering.

Revisions to Use of Offering Proceeds. It is possible that the use of the proceeds will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

(g) The minimum target offering amount and the deadline to reach the minimum target offering amount.

The minimum target offering amount is $30,000, and the deadline to reach this amount is June 30, 2023.

If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Please see Item (h) below for more detail on the rolling close.

(h) Whether the issuer will accept investments in excess of the minimum target offering amount and, if so, the maximum amount that the issuer will accept and how oversubscriptions will be allocated, such as on a pro-rata, first come-first served, or other basis.

We will accept investments in excess of the minimum target offering amount, up to a total of $124,000 (our maximum target offering amount). Oversubscriptions will be allocated on a first-come, first-served basis.

As described in Item (g) above, once we reach our minimum target offering amount (First Milestone), we will close that amount and those funds will be released to us. After that closing, we plan to continue our offering. Investors will be notified of each closing before the funds they have committed are released to us. Once we reach our maximum target offering amount or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided we have raised at least our minimum target offering amount).

Target Milestones:
First Milestone: $30,000 (minimum target offering amount).

(i) A description of the purpose and intended use of the offering proceeds.

The Super Crowd, Inc., is seeking to raise up to $124,000 by selling Common Shares in the Company.

The minimum target offering amount and the deadline to reach the minimum target offering amount. The minimum target offering amount is $30,000, and the deadline to reach this amount is June 30, 2023. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

Once we reach our maximum target offering amount ($124,000) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

Description of the purpose and intended use of the offering proceeds. TSCI requires working capital to pay for the upfront costs of hosting local and national impact crowdfunding events. In general, it takes approximately six months to plan each local event and there is a long gap between paying the initial deposits for venues, hiring professional event planners, securing catering services, marketing and promoting the events, and receiving the proceeds from ticket sales and sponsorships. The money TSCI is raising will be put to use in this way.

First Milestone (minimum target amount): The First Milestone is when we have raised at least $30,000. When TSCI meets the First Milestone, it plans to use the proceeds to plan 3 local events to be conducted in 2023.

Category	Campaign Total	Milestone 1 (Minimum Target Amount)
Working Capital for 3 local in-person events including deposits for venues, hiring local event planners, catering contracts, marketing, and promotion of the events	**$124,000**	**$30,000**
Working Capital for up to 9 additional local in-person events including deposits for venues, hiring local event planners, catering contracts, marketing, and	**$94,000**	**-**

In summary, if the Company raises the full maximum target offering amount, it will be able to plan the next 10-12 local impact crowdfunding events.

(j) A description of the process to complete the transaction or cancel an investment commitment.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in our offering materials.

This offering's intermediary, MiTec, PBC (under trade name Crowdfund Main Street) will notify investors when the minimum target offering amount has been met. Funds from investment commitments will be held in escrow by North Capital Private Securities Corporation, or other disclosed third party provider in the intermediaries Form FP filed with the SEC, until such time as the minimum target offering amount is met and/or the offering closes.

If we reach the minimum target offering amount prior to the deadline identified in our offering materials, we may close the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to us upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The issuer may decide to terminate an offering at any time. An offering may also be cancelled if the target raise is not reached. If this occurs, the investor is entitled to a full refund. Within five business days following the cancellation of the offering, Crowdfund Main Street will

> Send the investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive.

> Direct the refund of the investor's funds. Please note that the company may choose not to accept an investment for any reason.

A description of the process to complete the transaction is included in the investor education materials provided on the Crowdfund Main Street platform.

(k) A statement that if an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

(l) The price to the public of the securities or the method for determining the price.

Each security is priced at face value.

Prior to any sale of securities, each investor shall be provided in writing the final price and all required disclosures.

(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer.

The issuer is offering a minimum of $30,000 and a maximum of $124,000 in Common Stock (the "Equity").

Securities Offered:	Common Stock
Purchase Price:	$12 per share for the first $30,000 and $13.33 per share for the remaining $94,000 intended to be raised in this offering (**"Original Issue Price"**).
Dividends:	Shareholders shall receive annual cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor. The shareholders have participation rights in dividends paid on the Common Stock.
Liquidation (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: ● On a pro rata basis to the holders of Common Stock. Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.

Voting rights:	Common Shareholders shall have voting rights (1 share 1 vote) for electing the Board of Directors.

The above is intended to be only a summary of some of the key terms of the Offering. The above is not a complete description of the terms of the Subscription Agreement. Please see the Subscription Agreement filed with the SEC with this offering statement as **Exhibit A** for the complete terms of the investment. The above summary is qualified in its entirety by **Exhibit A**.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

The founder will remain in control of the majority of the Common Shares of the Company following the raise, even if fully funded. The founder will be the primary decision maker in the election of the Board of Directors. The Board of Directors have the absolute right to make decisions with respect to the company. It is possible that the Board of Directors will make a decision that has negative consequences for the company and therefore the investors.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this offering statement is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name	Ownership percentage
Devin Thorpe	100%

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued at face value.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

The investor will have voting rights in the company, but the founder will still own a majority of all the voting shares in the company following the raise. The company's Board of Directors, the sole decision-makers for the company, could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, a sale of the issuer or of the assets of the issuer, and transactions with related parties.

Investors must rely upon the judgment and skills of the founder who is the sole member of the Board of Directors.

The Board of Directors' interests could differ from an investors', and the Board of Directors could make a decision that would have negative consequences for the company, reduce the company's revenue, and reduce the investor's return. Such decisions include, but are not limited to, the issuance of additional securities, and a sale of the issuer or of the assets of the issuer.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

17 CFR § 227.501 provides that the securities may not be transferred for one year after it is issued unless it is transferred:

(i) To the issuer;

(ii) To an accredited investor;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Item (m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Item (m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law,

father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this Item (m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

(n) The name, SEC file number and Central Registration Depository (CRD) number (as applicable) of the intermediary through which the offering is being conducted.

The name of the intermediary is MiTec, PBC (under trade name Crowdfund Main Street). The SEC file number of the intermediary is 007-00133. The intermediary's CRD number is 292759.

(o) A description of the intermediary's financial interests in the issuer's transaction and in the issuer, including:
(1) The amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering, and
(2) Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest.

The amount of compensation to be paid to MiTec, PBC (under trade name Crowdfund Main Street) is 6% of offering proceeds distributed to the issuer. The issuer is also responsible for fees advanced or incurred for third-party background check and escrow fees, including payment processing.

(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

TSCI is a new entity and has no indebtedness.

(q) A description of exempt offerings conducted within the past three years.

TSCI has not conducted any exempt offerings within the past three years.

(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or

is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under such section, in which any of the following persons had or is to have a direct or indirect material interest:

(1) Any director or officer of the issuer;

(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

None.

(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each prospective investor should read the following discussion and analysis of our financial condition and results of operations together with our certified financials, which have been filed with the SEC as **Exhibit B** to this offering statement, and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Prospective investors should review the risk factors stated in Items (f) and (m) above, and any risk factors described elsewhere in this offering statement, as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

The Super Crowd, Inc. is a new corporation, established on November 22, 2022, as a Delaware Public Benefit Corporation.

TSCI has received one $1,000 Supporting Co-Host (sponsor) for SuperCrowd23 and expects that additional sponsorships will be sold in the coming months.

The Founder launched the SuperCrowd event series in 2022. By written agreement, he has contributed the rights to future events with that branding to TSCI. While these rights may have some value, TSCI has assigned no dollar estimate, nor has any amount been recorded on the financial statements.

TSCI will use the proceeds of the offering primarily as working capital, allowing the company to make deposits on venues and other upfront commitments for future events, especially when revenues will be collected later. The company receives ticket revenues approximately 10 days following the completion of a successful event. Sponsorships are sold up to the date of the event; TSCI collects as quickly as possible.

The more capital is raised in the offering, the more local popup events the company will have the working capital required to host.

The Founder has agreed to receive the bulk of his compensation in the form of pro-rata distributions of profit according to his ownership interest in the company. He owns 25,000 shares of common stock in TSCI. This offering will not close unless at least 2,500 additional shares are sold. Devin will also receive a $3,000 per-month salary beginning in January 2023. The offering proceeds may be used to cover the fee when TSCI has not collected adequate revenue.

In addition, the Founder has agreed to provide TSCI with access to a personal line of credit of $37,000 with the understanding that TSCI will be responsible for making all payments of principal, interest, and fees for any sums borrowed on its behalf.

Financial Results of SuperCrowd22

The Super Crowd, Inc., a Public Benefit Corporation, did not exist at the time that the Founder produced SuperCrowd22. Below are summary financial results from that event.

Ticket Revenue:	$ 2,883.75
Sponsorship Revenue:	$ 7,600.00
Total Revenue:	$10,483.75
Co-Host Revenue Share:	$ 471.18
Sponsorship Sales Com:	$ 600.00
Other Direct Expenses:	$ 20.00
Total Expenses:	$ 1,071.18
Event Profit:	$ 9,412.57

Devin continues to publish Superpowers for Good, a newsletter, podcast, and YouTube show about changemakers and their unique leadership and other high-impact skills. He focuses much of his attention on social entrepreneurs using investment crowdfunding to finance their work and those who invest in them. Visit www. Superpowers4good.com to learn more.

He also hosts a monthly meeting of the informal Impact Cherubs Club, a group of impact investors committed to investing capital in small amounts in social enterprises raising money via Regulation Crowdfunding.

Devin and his wife, Gail Gray Thorpe, publish a weekly newsletter, podcast and YouTube show called Our Solar Electric Trailer Journey, describing their adventures towing a solar-powered travel trailer with their EV. Visit www.oursolartrailer.com to learn more.

(t) For offerings that, together with all other amounts sold under section 4(a)(6) of the Securities Act within the preceding 12-month period, have, in the aggregate, the following target offering amounts:

(1) $124,000 or less, the amount of total income, taxable income and total tax, or the equivalent line items, as reported on the federal income tax returns filed by the issuer for the most recently completed year (if any), which shall be certified by the principal executive officer of the issuer to reflect accurately the information reported on the issuer's federal income tax returns, and financial statements of the issuer, which shall be certified by the principal executive officer of the issuer to be true and complete in all material respects. If financial statements of the issuer are available that have either been reviewed or audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the information reported on the federal income tax returns or the certifications of the principal executive officer;

(2) More than $124,000, but not more than $618,000, financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements; and

(3) More than $618,000 financial statements of the issuer audited by a public accountant that is independent of the issuer; provided, however, that for issuers that have not previously sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), offerings that have a target

offering amount of more than $618,000, but not more than $1,235,000 financial statements of the issuer reviewed by a public accountant that is independent of the issuer. If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead and need not include the reviewed financial statements.

The issuer's certified financial statements have been filed with the SEC with this offering statement as **Exhibit B**.

(u) Any matters that would have triggered disqualification under §227.503(a) but occurred before May 16, 2016. The failure to provide such disclosure shall not prevent an issuer from continuing to rely on the exemption provided by section 4(a)(6) of the Securities Act if the issuer establishes that it did not know and, in the exercise of reasonable care, could not have known of the existence of the undisclosed matter or matters.

None.

(v) Updates regarding the progress of the issuer in meeting the target offering amount, to be provided in accordance with 17 CFR §227.203.
As required by 17 CFR §227.203, we will make publicly available on the Crowdfund Main Street platform frequent updates regarding our progress in meeting our target offering amount. We will also file a Form C-U to disclose the total amount of securities sold in the offering no later than five business days after the offering deadline, as required by 17 CFR §227.203.

(w) Where on the issuer's website investors will be able to find the issuer's annual report, and the date by which such a report will be available on the issuer's website.

We will file any required annual reports with the SEC and post the report on our website no later than 120 days after the end of each fiscal year covered by the report.

Our first annual report for this offering will be posted at www.thesupercrowd.com/annual-report by April 30, 2024.

We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having total assets that do not exceed $10,000,000, (4) the repurchase of all the securities sold in this offering by the company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities or (5) the liquidation or dissolution of the company in accordance with state law.

(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

Please see the **Exhibits** filed with the SEC with this Form C for further information about the offering.

Exhibits List

Exhibit A: Subscription Agreement
Exhibit B: Certified Financials
Exhibit C: Certificate of Incorporation
Exhibit D: Pitch Deck
Exhibit E: Press Release
Exhibit F: Campaign Page
Exhibit G: Video Transcript